UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER: 000-21571

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Monster Worldwide, Inc. 401(k) Savings Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Monster Worldwide, Inc.
622 Third Avenue
New York, New York 10017

MONSTER WORLDWIDE, INC.
401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-9

SUPPLEMENTAL SCHEDULE

Schedule of Assets Held for Investment Purposes at End of Year	10

SIGNATURE	11

EXHIBIT INDEX

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee of the
Monster Worldwide, Inc.
401(k) Savings Plan
New York, New York

We have audited the accompanying statements of net assets available for benefits of the Monster Worldwide, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes at end of year, for the year ended December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2006, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO SEIDMAN, LLP

New York, NY
June 28, 2007

MONSTER WORLDWIDE, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31 ,
	2006		2005
Assets
Investments at fair value:
Mutual Funds:
American Century Inflation-Adjusted Bond Fund	$1,391,817		$868,011
American Funds Grth Fund of Amer	5,430,949	*	—
AIM Mid Cap Core Equity Fund	—		1,325,254
Baron Small Cap	1,103,339		—
Excelsior Value & Restructuring	11,616,474	*	—
Laudus International MarketMasters Fund	11,331,632	*	7,010,935	*
Jensen Portfolio	—		3,296,867
JP Morgan Diversified Mid Cap Growth	2,094,408		—
Julius Baer International Equity Fund	—		2,489,756
Oakmark Equity Income Fund	6,787,461	*	4,466,458
Oakmark Fund	—		11,394,449	*
Oppenheimer Developing Markets A	2,354,456		—
PIMCO Total Return Fund	3,969,713		3,344,904
Royce Total Return Investment Fund	1,774,582		1,213,457
Schwab S&P 500 Investor SHS	11,691,412	*	11,369,059	*
Third Avenue Value Fund	12,007,801	*	12,547,428	*
Third Avenue Real Estate Value	1,471,469		—
Common /collective trusts:
Schwab Stable Value Fund	9,642,650	*	10,430,977	*
Schwab Managed Retirement Funds	—		4,324,180
Securities:
Hudson Highland Group Stock Fund	—		1,164,396
Monster Worldwide 401(k) Equity Unit Fund**	23,164,519	*	26,535,234	*
Participant Loans	859,005		989,924
Personal Choice Retirement Accounts	521,766		757,658
Total investments	107,213,453		103,528,947

Receivables :
Participants’ contributions	300,546		354,085
Employers’ contributions	1,187,885		1,005,246
Employer qualified non-elective contribution receivable	—		646
Interest on loans and dividends	18,098		17,252
Total receivables	1,506,529		1,377,229
Total assets	108,719,982		104,906,176

Liabilities
Accrued expenses	42,000		56,707
Net assets available for benefits	$108,677,982		$104,849,469

*                    Represents 5% or more of the net assets available for benefits.

**             Includes $443,619 of non-participant directed investments as of December 31, 2005 (see Note 4 ).

See accompanying notes.

MONSTER WORLDWIDE, INC.

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2006	2005
Additions:

Interest, capital gains and dividends	$3,737,047	$2,065,140
Contributions:
Participants	14,223,846	12,363,907
Employer	4,492,228	4,077,667
	18,716,074	16,441,574
Rollovers in participant balances	1,527,870	1,851,856
Assets transferred into Plan	—	329,165
Net appreciation in fair value of investments	9,545,901	7,613,381
Total additions	33,526,892	28,301,116

Deductions:

Assets transferred out of Plan	15,219,173	2,089,256
Benefits paid to participants	14,342,485	15,343,636
Administrative expenses	136,721	207,048
Total deductions	29,698,379	17,639,940

Net increase	3,828,513	10,661,176
Net assets available for benefits, beginning of year	104,849,469	94,188,293
Net assets available for benefits, end of year	$108,677,982	$104,849,469

MONSTER WORLDWIDE, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.  Description of Plan

The following description of the Monster Worldwide, Inc. 401(k) Savings Plan and its related Trust (collectively, the “Plan”) is provided for general information purposes only. Participants should refer to the current Plan document for a complete description of the Plan’s provisions.

The Plan was adopted as of January 1, 1992 for the benefit of its eligible employees and the eligible employees of any other organization designated by the Board of Directors of Monster Worldwide, Inc. (“Monster Worldwide”).

General

The Plan is a defined contribution plan and provides for elective contributions on the part of the participating employees and employer matching contributions of up to 3% of employees’ eligible compensation within limits established by ERISA. The Plan extends coverage to each employee of the participating employers, except those employees covered by a collective bargaining agreement where the agreement does not specifically provide for the participation in the Plan of the employees subject to that bargaining agreement, leased employees or nonresident aliens with no U.S. source income. The Plan has an automatic enrollment feature and an eligible employee will be deemed to have agreed to make pre-tax contributions of 6% of annual eligible compensation unless he affirmatively elects otherwise.  The Plan has designated Monster Worldwide as the Plan Administrator. The Plan Administrator is responsible for the operations of the Plan in accordance with prevailing government requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and provisions of the Internal Revenue Code of 1986, as amended (“IRC”), as it pertains to plans intended to qualify under IRC Section 401(a).

Previous Amendments to the Plan

From 1992 through 2004 there were amendments to the Plan affecting vesting, eligibility, employee coverage, compensation and the source of matching funds. In addition, certain amendments conformed retirement plans of previously acquired companies to the Monster Worldwide Plan. The description of the Plan has been modified to include these restatements and amendments. Effective January 1, 2003, the Plan was amended to incorporate terms and provisions of the model amendment issued by the Internal Revenue Service in connection with the final regulations concerning the minimum distribution requirements. As of April 1, 2003, the Plan was amended and restated, primarily to reflect the spin-off of the eResourcing and Executive Search divisions of Monster Worldwide to form Hudson Highland Group, Inc. (“HH Group”), a new publicly traded corporation.  HH Group common stock distributed to the Plan’s Trust in April 2003 was allocated to eligible participants’ accounts and held in a grandfathered stock fund.  In December 2006, the HH Group stock fund was liquidated.

Following the April 1, 2003 restatement, the Plan was amended to (a) eliminate the 90-day eligibility waiting period, (b) permit participant contributions of up to 30% of eligible compensation (subject to all applicable legal requirements), (c) provide for matching contributions to be funded on a quarterly basis, and (d) permit participants with at least two years of service to redirect all or a portion of their holdings in employer securities that were received through the employer’s matching contribution to any other alternative investments in the fund. On August 1, 2004, the Plan was amended to reflect an acquisition completed in March 2004.

Plan Amendments During the Year Ended December 31, 2005

On January 1, 2005, the Plan was amended to (a) provide for the automatic enrollment of new hires, (b) increase the amount of employer matching contributions from 2% to 3% of annual eligible compensation (see “Contributions” below), (c) provide for employer matching contributions and profit sharing contributions, if any, to vest at the rate of 25% per year, with full vesting to occur after four years of service, and (d) to allow a participant to diversify the investment of employer matching contributions made to the Plan on his behalf after one year of service.  The Plan was also amended to reflect an acquisition that was completed in 2004.  Effective March 28, 2005, the Plan was amended to provide for mandatory distributions to be transferred to an individual retirement account established for the participant, if the participant’s vested account value is more than $1,000 but does not exceed $5,000.

Plan Amendments During the Year Ended December 31, 2006

The Plan was amended and restated effective January 1, 2006 to provide for certain plan design changes and to comply with the final regulations issued under IRC Section 401(k).  Effective January 1, 2006, the limit on participant pre-tax contributions was raised to 50% of annual eligible compensation (subject to all applicable legal requirements).  The Plan was amended to increase the automatic enrollment pre-tax contribution election rate from 3% to 6% of annual eligible compensation.  In addition, the Plan was amended to clarify certain existing provisions relating to the administration of its employer matching contribution feature. Effective July 25, 2006, the Plan was amended to allow a participant to transfer all or any portion (whether vested or un-vested) of his matching contributions invested in the Monster Worldwide, Inc. Equity Unit Fund to any other investment alternative available under the Plan at any time (subject to securities law restrictions, as applicable).  The Plan was also amended to allow participants to obtain hardship withdrawals in order to pay for funeral expenses and to pay for certain qualifying repairs to a principal residence.  Lastly, the Plan was amended effective January 1, 2007, to permit participants to make Roth elective deferrals to the Plan. Roth elective deferrals are contributions that are made to the Plan by participants on an after-tax basis.  Earnings on Roth deferrals will generally not be subject to federal income tax upon distribution provided certain requirements are satisfied.  Roth deferrals are subject to the same annual dollar limitation in effect under IRC Section 402(g) applicable to pre-tax deferrals to the Plan.  This limit is $15,500 for 2007.

Contributions

Prior to 2006, participants in the Plan were permitted to make elective pre-tax contributions of up to 30% of their annual eligible compensation.  Effective January 1, 2006, the Plan was amended to increase this limit to 50% of a participant’s annual eligible compensation, subject to applicable legal requirements, including the limit in effect under IRC Section 402(g) (this limit was $15,000 for 2006 and $14,000 for 2005).  The Plan also permits an eligible participant to make pre-tax contributions in excess of the IRC
402(g) limit, these contributions are known as “catch-up contributions.”  A participant who attains age 50 during a Plan year is permitted to make catch-up contributions to the Plan, subject to the legal limit on these contributions.  The legal limit on catch-up contributions was $5,000 during the 2006 Plan year and $4,000 during 2005 Plan year.

The Plan has an automatic enrollment feature.  Under this feature, unless the employee affirmatively elects otherwise, any new hire who commences employment on or after January 1, 2005 will be deemed to have entered into a salary reduction agreement and elected to make elective contributions to the Plan beginning effective as of the first payroll period coinciding with or following the
45-day period following his employment commencement date.  Automatic elective contributions were initially set at 3% of an employee’s annual eligible compensation.  The Plan was amended to provide that, for employees hired after April 1, 2006, the automatic elective contribution rate would be increased to 6% of annual eligible compensation.  Eligible employees may change or stop the amount of their elective contribution at any time subsequent to their automatic enrollment.  The automatic enrollment feature only applies to pre-tax contributions.  Roth elective deferrals, permitted to be made to the Plan on and after January 1, 2007 are voluntary.

Participating employers make matching contributions equal to 50% of an eligible participant’s pre-tax elective contributions up to a maximum of 6% of the participant’s annual eligible compensation.  Catch-up contributions are not eligible for matching contributions.  From July 25, 2006 to December 26, 2006 (“Suspension Period”), Monster Worldwide suspended its Registration Statement on Form S-8 filed for the Plan.  As a result, during the Suspension Period participants were not permitted to transfer any portion of their Plan contributions into the Monster Worldwide, Inc. Equity Unit Fund. Since July 26, 2006, matching contributions to the Plan have been made in cash, before that date, employer matching contributions had been made to the Plan in shares of Monster Worldwide, Inc. common stock held in the Monster Worldwide, Inc. Equity Unit Fund and allocated to participants’ accounts.  A participant who makes pre-tax elective contributions to the Plan is only eligible to receive an allocation of matching contributions if the participant is employed by a participating employer on the last day of each calendar quarter or if the participant retires, dies or incurs a disability during the calendar quarter. The Plan also permits participating employers to make additional employer matching contributions to the Plan on behalf of non-highly compensated participants if needed, to satisfy applicable non-discrimination requirements.

Participants’ Accounts

Each participant’s account is credited with the elective contributions made by that participant and employer matching contributions for which that participant is eligible. The participating employees direct the investment of the contributions credited to their account into one or more of the investment choices, which have been made available to them. Each participant’s account will be credited with its share of the net investment earnings of the funds in which that account is invested. The employee individually manages the Personal Choice Retirement Accounts and the investment results directly affect the individual’s investment balances. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer’s qualified plan).

Forfeitures

Forfeitures of terminated participants’ non-vested accounts may be used to pay permissible Plan expenses in accordance with the rules under ERISA and any excess may be applied as a reduction to the otherwise required employer matching contribution, discretionary non-elective contributions or profit sharing contributions. Forfeitures occur in any Plan year in which a terminated participant receives the portion of the matching contributions credited to his account that has vested in accordance with the Plan’s vesting schedule and forfeits the non-vested balance. If a terminated participant resumes employment with the employer within five years of the termination date, the forfeited amount will be restored to their matching contribution or profit sharing account. Forfeited non-vested accounts totaled $443,963 and $448,192 at December 31, 2006 and 2005, respectively. Plan expenses in the amount of $121,687 and $236,538 were paid with forfeitures during the years ended December 31, 2006 and 2005, respectively.

Vesting

The portion of a participant’s account attributed to elective contributions, qualified non-elective contributions and rollover contributions are fully vested at all times. Vesting of other amounts (i.e., fully vested rights to the portion of a participant’s account arising from employer matching contributions or profit sharing contributions, if any) is based upon the number of years in a participant’s period of service. A period of service is measured from an employee’s employment or reemployment commencement date and ends on an employee’s termination date. Effective January 1, 2005, vesting begins with the completion of a period of service of one year, at the rate of 25% and increases 25% for each subsequent year until full vesting is achieved with a period of service of four or more years, except for merging plans, as provided in the Plan. Notwithstanding the number of years in an employee’s period of service, a participant is considered fully vested at the Plan’s normal retirement age of sixty-five, in the event of death, or if the participant incurs a disability that is considered to be total and permanent. The Plan also provides for full vesting upon a participant’s retirement at or after attaining age 55. The Plan provides special vesting rules with regard to any benefits a participant may have from a plan that was merged into the Plan.

Payment of Benefits

Benefits are generally payable following a participant’s termination of employment, death or disability.  If a portion of a participant’s account is attributable to a merged plan, that portion of the account may have additional distribution or in-service withdrawal rights; these rights are grandfathered under the Plan in accordance with the applicable provisions of the IRC and ERISA. Benefits are generally payable in a lump sum but may also be paid in installments or through the purchase of an annuity. Upon the showing of substantial hardship, and in accordance with specific rules set forth by the Internal Revenue Service (“IRS”) concerning hardship withdrawals, a participant may withdraw elective deferrals, which have not previously been withdrawn, subject to certain limitations.

Participant Loans

In general, a participant may borrow an amount not exceeding the lesser of $50,000 or 50% of the vested portion of their account. If the proceeds of the loan are to be applied to the purchase of a principal residence of the participant, the repayment period shall be no more than 10 years (except for loans outstanding under certain merged plans). If the proceeds of the loan are used for any other purpose, the repayment of the loan must be made within five years. Interest is charged at the prime rate at the time of the initiation of the loan. Principal and interest payments will be due at a frequency no longer than quarterly and, for employees, will be made by payroll deductions. The loans are collateralized by the participants’ interest in their accounts. The Monster Worldwide, Inc. Equity Unit Fund may not be used as a source for participant loans.

Administrative Expenses

The Plan Administrator pays certain administrative expenses of the Plan and certain costs associated with the Monster Worldwide, Inc. Equity Unit Fund.

Risks and Uncertainties

The Plan provides for participant investment options; participants can invest in combinations of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2.  Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value, which is determined by reference to quoted market prices, except for participant loans, which are stated at cost plus accrued interest, which approximates their fair value. The common/collective trust funds are stated at fair value, based on the fair value of the underlying investments held. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits

Benefits are recorded when paid.

3.  Investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in 2006 and 2005, as follows:

	December 31,
	2006	2005
Mutual funds	$5,975,264	$2,106,609
Common/collective trusts	502,104	685,310
Securities	2,951,920	4,822,976
Personal Choice Retirement Accounts	116,613	(1,514)
Total	$9,545,901	$7,613,381

In 2005, following the acquisition of Military.com Inc., and Emode.com Inc., Monster Worldwide merged the retirement savings plans maintained by theses entities into the Plan.  The total assets of the merged plans was $329,165.

In 2006, Monster Worldwide sold its Advertising & Communications North America business to TMP Worldwide Advertising & Communications LLC (“Buyer”) in a sale transaction that closed on August 31, 2006.  In accordance with the terms of the sale agreement, the Plan transferred assets totaling $15,219,173 to the new 401(k) plan established by the Buyer.  In 2005, following Monster Worldwide’s divestiture of its subsidiary, U.S. Motivation, the Plan transferred assets totaling $2,089,256 to the buyer, as required by the terms of the sale agreement.

 4.  Non-participant directed investments

As a result of the Plan amendment, adopted effective July 25, 2006, allowing a participant to transfer, at any time (subject to applicable law), all or any portion (whether vested or un-vested) of his matching contributions invested in the Monster Worldwide, Inc. Equity Unit Fund to any other investment alternative available under the Plan, the net assets relating to non-participant directed investments were $0 at December 31, 2006 and $443,619 at December 31, 2005. Prior to July 25, 2006 Plan participants were permitted to divest all or a portion of the matching contributions allocated to their accounts and invested in the Monster Worldwide, Inc. Equity Unit Fund after completion of at least one year of service. Changes in the non-participant directed investments were as follows:

	Year Ended	Year Ended
	December 31,	December 31,
	2006	2005
Contributions	$457,094	$694,439
Net transfers out	(809,455)	(602,265)
Forfeitures, withdrawals and other	(136,733)	(55,968)
Net appreciation	45,475	106,822
Change in non-participant directed investments	$(443,619)	$143,028

5.  Income Tax Status

The Internal Revenue Service has determined and informed the Plan Administrator, in a letter dated August 3, 2005, that the Plan, as amended and restated effective April 1, 2003, and as subsequently amended under IRC Section 401(a) is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.  Trustee and Custodian

The funds of the Plan are maintained under a Trust with the Charles Schwab Trust Company, as Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.

The Custodian of the Plan is Charles Schwab Retirement Plan Services. The duties of the Custodian include administration of the trust fund (including income there from) at the direction of the Trustee, and the payment of benefits and loans to plan participants and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to participants to individually direct the investment of their interest in the Plan). The Custodian is also responsible for the maintenance of the individual participant records and required to render statements to the participants as to their interest in the Plan.

7.  Termination

Although it has not expressed any intent to do so, Monster Worldwide has the right, in accordance with the Plan document, to discontinue its contributions at any time and to terminate its participation in the Plan, subject to the provisions of ERISA and the IRC. If the Plan is fully or partially terminated, all amounts credited to the affected participants’ accounts will become fully vested. Upon termination, the Plan Administrator will take steps necessary to have the assets of the Plan distributed among the affected participants.

8.  Amounts Due to Participants and Amounts Due From Employer

In order to ensure favorable tax treatment of participant accounts, the Plan may not exceed certain maximums for employee elective contributions and employer matching contributions of highly compensated employees as defined in the IRC. The Plan is required to take appropriate actions and make corrective distribution of excess contributions or make additional contributions to the accounts of non-highly compensated employees if IRC requirements are not met. As of December 31, 2006, no action was required. At December 31, 2005, the Plan recorded a contribution receivable of $646 due from a participating employer, as a result of non-discrimination testing related to the 2005 plan year.

9.  Supplemental Information

During the period from January 1, 2005 to December 31, 2006, the Plan had no lease commitments, obligations or leases in default, as defined by ERISA.

10.  Legal Matter

In October 2006, a putative class action litigation was filed in the United States District Court for the Southern District of New York by a former employee against Monster Worldwide and a number of its current and former officers and directors. An amended complaint in the action was filed in February 2007. The action purports to be brought on behalf of all participants in the Plan. The complaint alleges that the defendants breached their fiduciary obligations to Plan participants under ERISA by allowing Plan participants to purchase and to hold and maintain units of the Monster Worldwide, Inc. Equity Unit Fund without disclosing to those Plan participants the historical stock option practices of Monster Worldwide. The complaint seeks, among other relief, damages, equitable restitution, attorney’s fees and an order enjoining defendants from violations of ERISA.  The Plan itself is not named as a defendant in this lawsuit.  The outcome of the matter, if any, is unknown, but is not expected to have a material adverse impact on the assets of the Plan.

MONSTER WORLDWIDE, INC.

401(k) SAVINGS PLAN

Schedule of Assets Held for Investment Purposes at End of Year

EIN: 13-3906555               Plan No. 002

	December 31, 2006
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost **	Current value
	Mutual funds:

	American Century Inflation-Adjusted Bond Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	$ —	$ 1,391,817

	American Funds Grth Fund of Amer R4	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	5,430,949

	Baron Small Cap	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	1,103,339

	Excelsior Value & Restructuring	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	11,616,474

	Laudus International MarketMasters Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	11,331,632

	JP Morgan Diversified Mid Cap Growth	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	2,094,408

	Oakmark Equity Income Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	6,787,461

	Oppenheimer Developing Markets A	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	2,354,456

	PIMCO Total Return Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	3,969,713

	Royce Total Return Investment Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	1,774,582

*	Schwab S&P 500 Investor SHS	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	11,691,412

	Third Avenue Value Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	12,007,801

	Third Avenue Real Estate Value	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	1,471,469

	Common /collective trusts:

*	Schwab Stable Value Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	—	9,642,650

	Securities :

*	Monster Worldwide 401(k) Equity Unit Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	13,736,386	23,164,519

*	Participant loans	Generally 5 years, at the prevailing interest rate as determined by the Plan’s Administrator, collateralized by participant’s account balance. Interest rate ranges from 4.0% to 8.25%.	—	859,005

	Personal Choice Retirement	Participant directed investment account . There is no maturity date, rate of interest, collateral, par or maturity value.	—	521,766
	Total			$ 107,213,453

*                    A party-in-interest as defined by ERISA.

**             The cost of participant-directed investments is not required to be disclosed.

See accompanying notes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Monster Worldwide, Inc. 401(k) Savings Plan Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

MONSTER WORLDWIDE, INC. 401(k) SAVINGS PLAN

June 29, 2007	By:	/s/ PETER CASTRICHINI
Peter Castrichini
Chairman, Monster Worldwide, Inc. 401(k) Savings Plan Administrative Committee